Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three and nine months ended September 30, 2022 Dated: November 10, 2022

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Income (Loss)  and Comprehensive Income (Loss)

For the three and nine months ended September 30, 2022 and 2021

(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2022	2021	2022	2021
	Note	$	$	$	$

Income from equity accounted investment in Juanicipio	8	11,781	1,457	37,890	6,909
General and administrative expenses	4	(3,003)	(2,212)	(8,555)	(8,014)
General exploration and business development		(20)	(34)	(111)	(74)
Exploration and evaluation assets written down	9	-	-	(10,471)	-
Operating income (loss)		8,758	(789)	18,753	(1,179)

Interest income		216	25	335	152
Foreign exchange (loss) gain		(199)	(34)	(403)	114
Income (loss) before income tax		8,775	(798)	18,685	(913)

Deferred income tax expense		(548)	(1,482)	(216)	(1,724)
Income (loss) for the period		8,227	(2,280)	18,469	(2,637)

Other comprehensive (loss) income
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	7	(1)	(1,824)	(60)	(5,248)
Net of deferred tax benefit		-	246	7	711
Other comprehensive (loss) income		(1)	(1,578)	(53)	(4,537)

Total comprehensive income (loss)		8,226	(3,858)	18,416	(7,174)

Basic and diluted earnings (loss) per share		0.08	(0.02)	0.19	(0.03)

Weighted average shares outstanding	11a
Basic		98,732,615	95,002,815	98,266,916	94,906,327
Diluted		98,914,359	95,002,815	98,507,559	94,906,327

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars, unless otherwise stated - Unaudited)

	Note	September 30, 2022	December 31, 2021
		$	$
Assets

Current assets
Cash	5	39,507	56,748
Accounts receivable	6	3,122	2,097
Prepaid expenses		1,489	526
		44,118	59,371
Non-current assets
Investments	7	8	1,179
Investment in Juanicipio	8	327,894	291,084
Exploration and evaluation assets	3,9	33,179	20,254
Property and equipment	10	395	484
		361,476	313,001
Total assets		405,594	372,372

Liabilities

Current liabilities
Trade and other payables		1,568	1,500
Current portion of lease obligation	10	116	110
		1,684	1,610
Non-current liabilities
Lease obligation	10	170	275
Deferred income taxes		2,766	2,557
Provision for reclamation	9	409	409
		3,345	3,241
Total liabilities		5,029	4,851

Equity

Share capital	11	557,284	543,927
Equity reserve		19,486	18,215
Accumulated other comprehensive income		781	1,798
Deficit		(176,986)	(196,419)
Total equity		400,565	367,521
Total liabilities and equity		405,594	372,372

Commitments and contingencies	17

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2022 and 2021

(In thousands of US dollars, unless otherwise stated - Unaudited)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2022	2021	2022	2021
	Note	$	$	$	$

OPERATING ACTIVITIES
Income (loss) for the period		8,227	(2,280)	18,469	(2,637)
Items not involving cash:
Depreciation and amortization	10	34	39	102	107
Deferred income tax expense		548	1,482	216	1,724
Exploration and evaluation assets written down	9	-	-	10,471	-
Income from equity accounted Investment in Juanicipio	8	(11,781)	(1,457)	(37,890)	(6,909)
Share-based payment expense	11b,c,d	1,113	896	2,318	3,574
Unrealized foreign exchange loss (gain)		97	35	313	(333)

Movements in non-cash working capital
Accounts receivable		(212)	(24)	(317)	137
Prepaid expenses		546	208	(963)	(416)
Trade and other payables		166	(173)	(675)	(341)
Net cash used in operating activities		(1,262)	(1,274)	(7,956)	(5,094)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	3,9	(3,554)	(1,514)	(7,394)	(5,329)
Acquisition of Gatling Exploration, net of cash acquired	3	-	-	(2,653)	-
Investment in Juanicipio	8	(85)	(31,884)	(274)	(55,794)
Proceeds from disposition of equity securities	7	-	108	1,111	3,457
Purchase of equipment	10	(22)	(1)	(35)	(5)
Net cash used in investing activities		(3,661)	(33,291)	(9,245)	(57,671)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	11a	-	-	32	192
Payment of lease obligation (principal)	10	(28)	(24)	(81)	(65)
Net cash used in financing activities		(28)	(24)	(49)	127

Effect of exchange rate changes on cash		(197)	(46)	9	337

Decrease in cash during the period		(5,148)	(34,635)	(17,241)	(62,301)
Cash, beginning of period		44,655	66,342	56,748	94,008
Cash, end of period		39,507	31,707	39,507	31,707

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Changes in Equity

For the three and nine months ended September 30, 2022 and 2021

(In thousands of US dollars, except shares - Unaudited)

					Accumulated
					other
		Common shares			comprehensive
		without par value		Equity	income		Total
		Shares	Amount	Reserve	(loss)	Deficit	equity
	Note		$	$	$	$	$
Balance, January 1, 2021		94,813,122	496,604	16,906	10,628	(207,470)	316,668

Stock options exercised	11 a,b	75,066	1,315	(330)	-	-	985
Stock options exercised cashless	11 a,b	25,089	177	(177)	-	-	-
Restricted and performance share units converted	11 a,c	40,131	826	(826)	-	-	-
Deferred share units converted	11 a,d	159,810	1,663	(1,663)	-	-	-
Share-based payment	11 b,c,d	-	-	4,305	-	-	4,305
Issued for cash		2,691,000	43,242	-	-	-	43,242
Issued for property option payment		5,223	100	-	-	-	100
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	7	-	-	-	(5,026)	5,026	-

Unrealized loss on equity securities	7	-	-	-	(4,401)	-	(4,401)
Deferred tax benefit on unrealized securities loss	7	-	-	-	597	-	597
Income for the period		-	-	-	-	6,025	6,025
Balance, December 31, 2021		97,809,441	543,927	18,215	1,798	(196,419)	367,521

Stock options exercised	11 a,b	3,125	39	(7)	-	-	32
Stock options exercised cashless	11 a,b	16,702	165	(165)	-	-	-
Restricted and performance share units converted	11 a,c	78,895	778	(778)	-	-	-
Deferred share units converted	11 a,d	25,000	218	(218)	-	-	-
Shares issued on acquisition of Gatling Exploration	3,11 a,b	774,643	11,212	-	-	-	11,212
Shares issued in settlement of Gatling Exploration liability	3,11 a,b	63,492	945	85	-	-	1,030
Share-based payment	11 b,c,d	-	-	2,354	-	-	2,354
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax		-	-	-	(964)	964	-

Unrealized loss on equity securities		-	-	-	(60)	-	(60)
Deferred tax benefit on unrealized securities loss		-	-	-	7	-	7
Income for the period		-	-	-	-	18,469	18,469
Balance, September 30, 2022		98,771,298	557,284	19,486	781	(176,986)	400,565

Nine months ended September 30, 2021
Balance, January 1, 2021		94,813,122	496,604	16,906	10,628	(207,470)	316,668

Stock options exercised	11a,b	16,386	246	(54)	-	-	192
Stock options exercised cashless	11a,b	25,089	177	(177)	-	-	-
Restricted and performance share units converted	11a,c	35,805	531	(531)	-	-	-
Deferred share units converted	11a,d	133,301	1,390	(1,390)	-	-	-
Share based payment	11b,c,d	-	-	3,574	-	-	3,574
Issued for property option payment		5,223	100	-	-	-	100
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	7	-	-	-	(2,504)	2,504	-

Unrealized loss on equity securities	7	-	-	-	(5,248)	-	(5,248)
Deferred tax benefit on unrealized securities loss	7	-	-	-	711	-	711
Loss for the period		-	-	-	-	(2,637)	(2,637)
Balance, September 30, 2021		95,028,926	499,048	18,328	3,587	(207,603)	313,360

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

1.       NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 and is governed by the Business Corporations Act of the Province of British Columbia. Its shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American Exchange in the United States of America.

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier silver dominant precious metals company by exploring and advancing high-grade, district scale projects in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio Project (see Investment in Juanicipio, Note 8) located in Zacatecas, Mexico, which has substantially completed construction of a 4,000 tonnes per day processing plant, which is expected to commence electrical commissioning in the fourth quarter of 2022. The Juanicipio Project is currently toll milling its mineralized material at two nearby Fresnillo plc (“Fresnillo”) facilities. The Company defers all acquisition, exploration and development costs related to the properties which are not yet in commercial production. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Address of registered office of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

The Company’s capital and operating costs are affected by the cost of commodities and goods such as explosives, fuel, electrical power and supplies. Management of the Company assumes that the materials and supplies required for operations, development and commercial production will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour. As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of (due to inflation, supply chain disruptions, rising interest rate environment, pandemics, impacts of the Russia and Ukraine conflict, or otherwise), or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition and results of operations.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)	Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021 except as noted below.

The Company adopted the following accounting policy during the year:

Asset acquisition

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on November 10, 2022.

(ii)	Critical Judgements, Significant Estimates and Assumptions

The Company and Juanicipio make certain critical judgements, significant estimates and assumptions in the process of applying the Company’s accounting policies. Management believes the estimates and assumptions used in these condensed interim consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas involving critical judgements, significant estimates and assumptions have been set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2021.

The Company considered the impacts of recent global events including pandemic outbreaks and Russia’s invasion of Ukraine and determined that their effects did not have a material impact on the significant judgments and estimates in these condensed interim consolidated financial statements.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

3.       ACQUISITION OF GATLING EXPLORATION

On May 20, 2022, the Company completed the acquisition of Gatling Exploration Inc. (“Gatling”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Gatling Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder Project (the “Larder Project”). Under the terms of the Gatling Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Gatling Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement

MAG issued a total of 774,643 common shares in connection with the Gatling Transaction. The Company also issued 43,687 replacement stock options and 53,525 replacement warrants (see Notes 11(b) and 11(e)). A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 shares of the Company.

The Company has determined that the Transaction did not meet the definition of business combination under IFRS 3, Business Combinations and accordingly, has been accounted for as an asset acquisition.

The purchase price allocation requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed.

The following tables summarize the fair value of the consideration given and the fair values of identified assets and liabilities recognized as a result of the Transaction.

Total shares issued on close:	774,643

$
MAG share price -C$	18.54
USD exchange rate	0.7807
MAG share price - US$	14.47

Value of shares on close of Transaction	11,212
Value of convertible note receivable	2,392
Value of replacement options and warrants	85
Transaction costs	350
Value of consideration paid	14,039

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Fair value of identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payable and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

4.       GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	$	$	$	$
Accounting and audit	110	52	294	225
Depreciation and amortization (see Note 10)	34	39	102	107
Filing and transfer agent fees	7	3	323	270
General office expenses	51	107	414	548
Insurance	530	351	1,483	960
Legal	74	42	244	157
Management compensation and consulting fees	957	633	2,980	1,952
Share-based payment expense (see Note 11b,c & d)	1,113	896	2,318	3,574
Shareholder relations	90	82	284	209
Travel	37	7	113	12
	3,003	2,212	8,555	8,014

5.       CASH

The Company’s cash consists of cash on hand and callable bank deposits.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

6.       ACCOUNTS RECEIVABLE

	September 30,	December 31,
	2022	2021
	$	$
Receivable from Minera Juanicipio (see Notes 8 & 16)	2,840	1,944
Value added tax ("IVA" and "GST")	279	152
Other receivables	3	1
	3,122	2,097

7.       INVESTMENTS

The continuity of the Company’s investments in equity securities is as follows:

	September 30,	September 30,
	2022	2021
	$	$
Equity securities, beginning of period	1,179	11,951
Disposition of equity securities at fair value	(1,111)	(3,457)
Unrealized loss for the period	(60)	(5,248)
Equity securities, end of period	8	3,246

During the nine months ended September 30, 2022, the Company disposed of certain equity securities held as investments. The proceeds on disposition were $1,111 (nine months ended September 30, 2021: $3,457). In addition, the Company recognized a gain on disposal of $964 (net of $147 tax) (nine months ended September 30, 2021: $2,504 net of $391 tax) which was transferred from other comprehensive income (loss) to deficit. During the three and nine months ended September 30, 2022, the Company recorded an unrealized loss of $1 and $60 respectively (three and nine months ended September 30, 2021: $1,824 and $5,248 respectively) on its investment in equity securities designated as fair value through other comprehensive income (“FVTOCI”) instruments. A deferred tax benefit related to this unrealized loss was also recorded for the three and nine months ended September 30, 2022 in the amount of nil and $7 respectively, (three and nine months ended September 30, 2021: $246 and $711 respectively) in other comprehensive income (loss).

8.       INVESTMENT IN JUANICIPIO

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” and in reference to the project, the “Juanicipio Project.”

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9.96% of the common shares of the Company as at September 30, 2022, as publicly reported.

The Company has recorded its Investment in Juanicipio using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income (loss) from Juanicipio.

The Company’s investment relating to its interest in Juanicipio is detailed as follows:

	September 30,	December 31,
	2022	2021
	$	$
Juanicipio Project oversight expenditures incurred 100% by MAG	482	620
Interest earned, net of interest contributed to Investment in Juanicipio	(1,562)	(1,316)
Cash contributions and advances to Juanicipio (see Note 16) (1)	-	73,524
Total for the period	(1,080)	72,828
Income from equity accounted Investment in Juanicipio (2)	37,890	15,686
Balance, beginning of period	291,084	202,570
Balance, end of period	327,894	291,084

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. The interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $2,160 for the nine months ended September 30, 2022 (Year ended December 31, 2021: $1,316) was credited to the Investment in Juanicipio account as an eliminating related party entry (see Note 16). Offsetting this amount in the nine months ended September 30, 2022, was interest receivable of $419 (Year ended December 31, 2021: nil) which was converted into additional shareholder loans and $179 was converted into additional shareholder capital.

(2) Represents the Company’s 44% share of Juanicipio’s net income for the period, as determined by the Company.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Juanicipio Statements of Income

	Three months ended,		Nine months ended,
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$	$	$	$

Sales	49,715	14,684	169,855	36,025
Cost of sales:
Production cost	18,127	3,477	46,108	7,736
Depreciation and amortization	6,376	-	15,052	-
Cost of sales	24,503	3,477	61,160	7,736
Gross profit	25,212	11,207	108,695	28,289
Consulting and administrative expenses	(1,192)	(490)	(4,100)	(1,046)
Extraordinary mining duty	(64)	(70)	(276)	(169)
	23,956	10,647	104,319	27,074
Exchange gain (losses) and other	1,584	(956)	786	(832)
Income tax benefit (expense)	825	(6,379)	(20,101)	(10,539)

Income for the period	26,365	3,312	85,004	15,703

MAG's 44% equity income	11,601	1,457	37,402	6,909
Loan interest on mining assets - MAG 44%	180	-	488	-
MAG's 44% equity income	11,781	1,457	37,890	6,909

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Juanicipio Statements of Financial Position

	September 30, 2022	December 31, 2021
	$	$

Cash and cash equivalents	18,176	18,972
Value added tax and other receivables	5,725	25,580
Concentrate sales receivable from Fresnillo	14,374	18,853
Inventories
Materials and supplies	6,293	-
Stockpiles	18,503	3,234
Prepaids and other assets	9,129	104
Total current assets	72,200	66,743
Right-of-use assets	1,520	2,052
Mineral interests, plant and equipment	744,019	644,609
Deferred tax assets	9,099	5,254
Total assets	826,838	718,658

Payables to Peñoles and other vendors	23,375	19,364
Interest and other payables to shareholders	6,455	4,279
Income tax payable	32,417	3,471
Total current liabilities	62,247	27,114
Lease liabilities	1,507	2,053
Provisions
Reserves for retirement and pension	31	20
Reclamation and closure	4,299	4,050
Deferred tax liabilities	18,236	31,266
Total liabilities	86,320	64,503
Shareholders equity including shareholder advances	740,518	654,155
Total liabilities and equity	826,838	718,658

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Electrical commissioning of the Juanicipio Project is expected in the coming weeks. However, the underground mine is now in stopes with mineralized material being processed through Fresnillo’s plants with metals being refined and sold, and effectively ready for its intended use commencing January 2022. Depreciation on mining equipment, infrastructure and mineral assets has been recognised on a units of production basis for the three and nine months ended September 30, 2022.

Expenditures on mineral interests, plant and equipment capitalized directly by Juanicipio for the nine months ended September 30, 2022 amounted to $99,410 (year ended December 31, 2021: $262,829).

9.       EXPLORATION AND EVALUATION ASSETS

(a) In 2018, the Company entered into an option agreement with a private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement, $150 in October 2020 and another $150 in December 2021. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,550 over the next 7 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of September 30, 2022, the Company has incurred $16,296 of eligible exploration expenditures on the property). As at September 30, 2022, the Company has also bonded and recorded a $409 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

(b) During the nine months ended September 30, 2022, the Company acquired 100% of the Larder Project in Ontario (see Note 3).

(c) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. The Company provided formal notice that it would not be making the final $150 option payment in May 2022 and concurrently wrote-down the property’s full carrying amount of $10,471 during the nine months ended September 30, 2022.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

During the three and nine months ended September 30, 2022, the Company has incurred the following exploration and evaluation expenditures on these projects:

	Three months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
	2022	2022	2021
	$	$	$
Deer Trail
Acquisition	-	-	909
Option and other payments	10	10	-
Total acquisition costs	10	10	909
Geochemical	159	311	241
Camp and site costs	222	452	1,004
Drilling	1,917	4,725	3,542
Geological consulting	226	654	2,651
Geophysical	13	137	183
Land taxes and government fees	181	201	514
Legal, community and other consultation costs	98	226	594
Travel	42	105	336
Total for the period	2,868	6,821	9,974
Balance, beginning of period	13,927	9,974	-
Balance, end of period	16,795	16,795	9,974
Larder Project
Acquisition	-	15,187	-
Option and other payments	19	19	-
Total acquisition costs	19	15,206	-
Geochemical	33	44	-
Camp and site costs	54	60	-
Drilling	678	678	-
Geological consulting	178	215	-
Geophysical	33	33	-
Land taxes and government fees	18	18	-
Legal, community and other consultation costs	59	82	-
Travel	32	48	-
Total for the period	1,104	16,384	-
Balance, beginning of period	15,280	-	-
Balance, end of period	16,384	16,384	-

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

	Three months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
	2022	2022	2021
	$	$	$
Black Hills
Acquisition	-	-	350
Total acquisition costs	-	-	350
Geochemical	-	5	435
Camp and site costs	-	1	234
Geological consulting	-	127	5,292
Geophysical	-	3	654
Land taxes and government fees	-	7	2,045
Legal, community and other consultation costs	-	46	613
Travel	-	2	657
Total for the period	-	191	10,280
Balance, beginning of period	-	10,280	-
Less: Amounts written off	-	(10,471)	-
Balance, end of period	-	-	10,280

Included in exploration and evaluation assets at September 30, 2022, were liabilities for trade and other payables of $1,269 (December 31, 2021: $518).

10.       PROPERTY AND EQUIPMENT

As at September 30, 2022, the Company had the following property and equipment:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Lease Obligation below)	Total
	$	$	$	$
Balance, January 1, 2021	487	411	550	1,448
Additions and remeasurements	2	3	(5)	-
Balance, December 31, 2021	489	414	545	1,448
Additions and remeasurements	-	35	8	43
Balance, September 30, 2022	489	449	553	1,491

Accumulated depreciation and amortization	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
	$	$	$	$
Balance, January 1, 2021	460	111	202	773
Depreciation and amortization	8	45	138	191
Balance, December 31, 2021	468	156	340	964
Depreciation and amortization	4	30	98	132
Balance, September 30, 2022	472	186	438	1,096

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
	$	$	$	$
At December 31, 2021	21	258	205	484
At September 30, 2022	17	263	115	395

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Lease obligation

Minimum lease payments in respect of the lease obligation and the effect of discounting are as follows:

	September 30,	December 31,
	2022	2021
	$	$
Undiscounted minimum lease payments
Less than one year	143	154
Two to three years	184	314
	327	468
Effect of discounting	(41)	(83)
Present value of minimum lease payments - total lease obligation	286	385
Less: current portion	(116)	(110)
Long-term lease obligation	170	275

For the three and nine months ended September 30, 2022, the Company recognized $9 and $33 respectively (three and nine months ended September 30, 2021: $14 and $44 respectively), of interest expense on the lease obligation which is included in ‘General office expenses’.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

11.       SHARE CAPITAL

(a)       Basic and diluted weighted average number of shares outstanding

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Basic weighted average number of shares outstanding	98,732,615	95,002,815	98,266,916	94,906,327
Effect of dilutive common share equivalents (1)	181,744	-	240,643	-
Diluted weighted average number of shares outstanding	98,914,359	95,002,815	98,507,559	94,906,327
Antidilutive securities	1,335,588	1,758,913	1,335,588	1,758,913

(1)	In the three and nine months ended September 30, 2021 comparative periods, common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would have been anti-dilutive.

The Company is authorized to issue an unlimited number of common shares without par value.

As at September 30, 2022, there were 98,771,298 common shares outstanding (December 31, 2021: 97,809,441).

During the nine months ended September 30, 2022, 3,125 stock options were exercised (nine months ended September 30, 2021: 16,386) for cash proceeds of $32 (nine months ended September 30, 2021: $192). An additional 51,588 stock options (nine months September 30, 2021: 54,274) were exercised under the cashless exercise provision of the stock option plan whereby 16,702 (nine months September 30, 2021: 25,089) shares were issued in settlement of the stock options and the remaining 34,886 were cancelled (nine months ended September 30, 2021: 29,185).

During the nine months ended September 30, 2022, 5,000 restricted share units and 73,895 performance share units were converted into common shares (nine months ended September 30, 2021: 31,620 and 4,185 respectively).

During the nine months ended September 30, 2022, the Company issued 774,643 common shares to acquire Gatling (see Note 3). Additionally, 63,492 common shares were issued to Gatling executive management in settlement of change of control liability.

During the nine months ended September 30, 2022, 25,000 deferred share units (nine months ended September 30, 2021: 133,301) were converted into common shares by a former director of the Company.

During the nine months ended September 30, 2021, 5,223 shares were issued in lieu of a $100 mineral property option payment.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

(b)       Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 18, 2020, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 11(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at September 30, 2022, there were 1,154,912 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation and Human Resources Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set in accordance with the Plan, and cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity, excluding the Gatling replacement options, for the periods:

	Nine months	Weighted average		Weighted average
	ended	exercise	Year ended	exercise
	September 30,	price	December 31,	price
	2022	(C$/option)	2021	(C$/option)

Outstanding, beginning of period	988,727	16.77	1,018,067	16.07
Granted	220,898	18.76	100,000	22.40
Exercised for cash	(3,125)	12.75	(75,066)	16.48
Exercised cashless	(51,588)	14.25	(54,274)	14.44

Outstanding, end of period	1,154,912	17.27	988,727	16.77

During the nine months ended September 30, 2022, 220,898 stock options to employees and consultants were granted (nine months ended September 30, 2021: 50,000) with a weighted average grant date fair value of $1,402 (C$1,771) or $6.35 (C$8.02) per option.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30, 2022

Risk-free interest rate	2.54%
Expected volatility	61%
Expected dividend yield	nil
Expected life (years)	3

During the nine months ended September 30, 2022, 54,713 stock options were exercised (nine months ended September 30, 2021: 70,660) with a weighted average market share price at the date of exercise of C$21.15 (nine months ended September 30, 2021: C$26.95).

The following table summarizes the Company’s stock options, excluding the Gatling replacement options, outstanding and exercisable as at September 30, 2022:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
12.75	6,250	6,250	2.10
13.46	229,318	229,318	1.53
13.91	85,263	85,263	0.18
14.98	282,128	185,363	2.41
17.02	100,000	-	4.64
20.20	120,898	-	4.52
21.26	50,000	-	4.17
21.57	231,055	97,621	3.19
23.53	50,000	16,667	3.30
12.75 - 23.53	1,154,912	620,482	2.75

During the nine months ended September 30, 2022, the Company recorded share-based payment expense of $1,065 (nine months ended September 30, 2021: $1,147) relating to stock options vested to employees and consultants in the period of which $36 (nine months ended September 30, 2021: nil) was capitalized to exploration and evaluation assets.

During the nine months ended September 30, 2022, the Company issued 43,687 replacement stock options pursuant to the Gatling acquisition with a fair value of $84 (C$107) or $1.92 (C$2.45) per option which are summarized in the following table. During the nine months ended September 30, 2022, 2,559 replacement stock options expired unexercised.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
21.40	1,706	1,706	1.81
21.69	9,991	9,991	1.87
25.79	4,265	4,265	1.31
26.38	11,090	11,090	1.22
39.86	14,076	14,076	0.81
21.40 - 39.86	41,128	41,128	1.27

(c)       Restricted and performance share units

On June 18, 2020, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 11(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled.

During the nine months ended September 30, 2022, 80,535 RSUs were granted (nine months ended September 30, 2021: 10,000) under the Company’s Share Unit Plan with 54,151 vesting in 12 months, 13,192 vesting in 24 months and another 13,192 vesting in 36 months. The RSUs had a weighted average grant date fair value of $14.67 per RSU (nine months ended September 30, 2021: $18.44) as determined using the fair market value of the common shares on the date of grant. During the nine months ended September 30, 2022, 5,000 RSUs (nine months ended September 30, 2021: 31,620) were converted and settled with an equivalent number of common shares.

During the nine months ended September 30, 2022, 79,156 PSUs were granted (nine months ended September 30, 2021: nil) under the Company’s Share Unit Plan with a five-year term. Of the grant, 59,370 PSUs vest upon the achievement of specified performance targets over a three-year performance period. The remainder of the grant, 19,786 PSUs are subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 50% (9,893) to 150% (29,679). The PSUs had a weighted average grant date fair value of $16.15 per PSU.

During the nine months ended September 30, 2022, 73,895 PSUs (nine months ended September 30, 2021: 4,185) were converted and settled with an equivalent number of common shares.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The three-year performance period for the 2019 PSU grant ended on April 2022 and resulted in a PSU vesting of 96.92% or 84,960 PSUs. Consequently, 2,704 PSUs did not vest and were cancelled.

As at September 30, 2022, there were 239,458 PSUs and 99,644 RSUs issued and outstanding (December 31, 2021: 240,765 and 24,109 respectively) under the Share Unit Plan, of which 39,823 PSUs and 19,109 RSUs had vested (December 31, 2021: 6,346 PSUs and 10,776 RSUs) and are convertible into common shares of the Company. Included in the PSUs at September 30, 2022 are 59,943 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year period, resulting in a PSU target vesting range from 50% (29,971 PSUs) to 150% (89,914 PSUs).

During the nine months ended September 30, 2022, the Company recognized a share-based payment expense of $990 (nine months ended September 30, 2021: $1,275) relating to RSUs and PSUs vesting in the period.

(d)        Deferred share units

On June 18, 2020, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the nine months ended September 30, 2022, 20,015 DSUs were granted under the plan and 3,607 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (nine months ended September 30, 2021: 52,314 and 4,141 respectively). A DSU share-based payment expense of $299 was recorded in the nine months ended September 30, 2022 (nine months ended September 30, 2021: $1,152). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the nine months ended September 30, 2022, 25,000 DSUs (nine months ended September 30, 2021: 133,301) were converted and settled in common shares by a former director of the Company. As at September 30, 2022, there are 467,995 DSUs (December 31, 2021: 469,373) issued and outstanding under the DSU Plan, all of which have vested and 15,295 of which are available for settlement to a director no longer with the Company.

As at September 30, 2022, there are 1,962,009 common shares (December 31, 2021: 1,722,974) issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 1.99% (December 31, 2021: 1.76%) of the issued and outstanding common shares on a non-diluted basis, and there are 3,964,269 (December 31, 2021: 4,145,592) share-based awards available for grant under these combined share compensation arrangements.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

(e)        Replacement warrants

During the nine months ended September 30, 2022, the Company issued replacement warrants pursuant to the Gatling acquisition (see Note 3) summarized in the following table:

Exercise price	Number	Number	Weighted average remaining
(C$/warrant)	outstanding	exercisable	contractual life (years)
35.17	19,101	19,101	0.77
41.03	34,424	34,424	0.22
35.17 - 41.03	53,525	53,525	0.41

12.       Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income (loss) and deficit) and lease obligation, net of cash and investments in equity securities as follows:

	September 30,	December 31,
	2022	2021
	$	$
Equity	400,565	367,521
Lease obligation (Note10)	286	385
Cash (Note 5)	(39,507)	(56,748)
Investments (Note 7)	(8)	(1,179)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets and any amendments thereto are approved by the Board of Directors. The Company currently does not pay out dividends.

The Company has working capital of $42,434 as at September 30, 2022. The Company may require additional capital in the future to meet its future project and other related expenditures (see Notes 8, 9, and 17). Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

As at September 30, 2022, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. In the fourth quarter of 2021, the Company signed a commitment letter for a fully underwritten $40,000 revolving credit facility subject to the completion of definitive documentation which is being finalized.

13.       Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (see Note 8). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, and to a lesser extent, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate cash flow. Juanicipio does not hedge any of the commodities produced and does not have any such positions outstanding at September 30, 2022.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)       Trade credit risk

Juanicipio, in which the Company has a 44% interest, has sales from its underground mining operation as described in Note 8. Juanicipio sells and receives payment at market terms, under an offtake agreement upon delivery of its concentrates to Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. Met-Mex and Fresnillo have a good history and credit rating, and the Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)       Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries, as generally cash is only sent to them to cover current planned expenditures.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

(iii)        Mexican value added tax

As at September 30, 2022, the Company had a receivable of $85 from the Mexican government for value added tax (Note 6). As at September 30, 2022, Juanicipio, in which the Company has a 44% interest, had a receivable of $5,660 from the Mexican government for value added tax (Note 8) (MAG’s attributable portion $2,490). Management expects the balances to be fully recoverable within both entities.

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loan receivable from Juanicipio which is classified as an Investment in Juanicipio in the consolidated statement of financial position, as follows:

	September 30,	December 31,
	2022	2021
	$	$
Cash (Note 5)	39,507	56,748
Accounts receivable (Note 6)	3,122	2,097
Loan to the Juanicipio Entities (Note 8 and Note 16) (1)	96,513	106,036
	139,142	164,881

(1) The expected credit losses take into account future information of the credit worthiness of Juanicipio and are not considered significant.

(c)       Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 8, 9 and 17). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year. Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

(d)       Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Exposure to currency risk

As at September 30, 2022, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$

Cash	65	861
Accounts receivable	85	161
Investments	-	8
Accounts payable	(62)	(639)
Lease obligations	-	(286)
Net assets exposure	88	105

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at September 30, 2022 is 1.8 million pesos (September 30, 2021: 2.7 million pesos). A 10% appreciation or depreciation in the peso against the US$ would have immaterial effect on the Company’s income (loss) before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (see Note 8). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Note 8) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at September 30, 2022 is 287.6 million pesos (September 30, 2021: 449 million net peso denominated monetary assets). A 10% appreciation in the peso against the US$ would result in a loss before tax at September 30, 2022 of $1,583 (September 30, 2021: $2,456 gain) in Juanicipio, of which the Company would record its 44% share being $696 loss from equity investment in Juanicipio (September 30, 2021: $1,081 income), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

In the nine months ended September 30, 2022, the Mexican pesos slightly strengthened against the US$ from 20.52 Pesos/US$ on December 31, 2021 to 20.19 on September 30, 2022, resulting in an exchange gain in Juanicipio of $1,155 (the Company’s 44% share $508).

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at September 30, 2022 is C$153 thousand (September 30, 2021: C$6.2 million). A 10% appreciation or depreciation in the C$ against the US$ would have immaterial effect on the Company’s income (loss) before tax.

(e)        Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

(f)       Political and country risk

The Company conducts operations in Canada, the United States of America and Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalties and tax increases or claims by government bodies, rising interest rates, supply chain constraints and general cost escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia, expropriation or nationalization, foreign exchange controls, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude of foreign countries may substantially affect the Company’s exploration, development and production activities.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

14.       FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash, accounts receivable, trade and other payables and lease obligation reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at September 30, 2022	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments (Note 7)(1)	8	-	-	8

As at December 31, 2021	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments (Note 7)(1)	1,179	-	-	1,179

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2022 or during the year ended December 31, 2021.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

15.       SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Project, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

16.       RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the discovery and acquisition of the Juanicipio property.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	$	$	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	105	71	237	216
Travel and expenses	15	13	30	22
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	13	14	40	41
Field exploration services	38	41	126	127
	171	139	433	406

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at September 30, 2022 is $120 related to these services (December 31, 2021: $22).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

	Country of	Principal	MAG's effective interest
Name	Incorporation	Project	2022 (%)	2021 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	(44%)	100%	100%
Gatling Exploration Inc.	Canada	(100%)	100%	-

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Juanicipio, created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9.96% of the common shares of the Company as at September 30, 2022, as publicly reported. Juanicipio is governed by a shareholders agreement and corporate by-laws. All costs relating to the project and Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio (see Note 8).

As at September 30, 2022, Fresnillo and the Company have advanced $219,358 as shareholder loans (MAG’s 44% share $96,513) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2%. During the nine months ended September 30, 2022, the interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment and the interest recorded by the Company on the loans totaling $2,160 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (see Note 8).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	$	$	$	$
Salaries and other short term employee benefits	389	$328	1,217	973
Share-based payments (Note 11(b), (c ), and (d))	571	553	1,174	2,403
	960	881	2,391	3,376

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Sustainability Officer.

17.       COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at September 30, 2022 for committed exploration work and committed other obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Committed exploration expenditures	-	-	-	-	-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	576	297	205	74	-
Total Obligations and Commitments	576	297	205	74	-

(1)	Although the Company makes cash advances to Juanicipio as cash called by the operator Fresnillo (based on approved budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

(2)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations total $38,587 (December 31, 2021: $76,632) and purchase orders issued for project capital and sustaining capital total $30,112 (December 31, 2021: $26,467), with respect to the Juanicipio Project on a 100% basis as at September 30, 2022.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 9 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.